Phone:	(212) 885-5436
Fax:	(917) 332-3817
Email:	ejacque@blankrome.com

October 10, 2018

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Christina Fettig

Re:	RiverPark Funds Trust

Registration Statement on Form N-14
File Number: 333-227107

Dear Ms. Fettig:

On behalf of the RiverPark Funds Trust (the “Fund”), this letter is in response to the comments received on September 18, 2018 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s pre-effective amendment to its registration statement on Form N-14 filed on August 29, 2018 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Please incorporate by reference the Semi-Annual Report to Shareholders filed on Form N-CSR for the six-months ended March 31, 2018.

RESPONSE:  The Fund has added the following disclosure to incorporate the Semi-Annual Report to Shareholders in the disclosure:

The following documents relating to the Interval Fund have been filed with the SEC and are incorporated herein by reference: (i) the Prospectus of the Interval Fund dated December 12, 2017 (SEC Registration Nos. 333-212467 and 811-23168); (ii) the Statement of Additional Information of the Interval Fund dated December 12, 2017 (SEC Registration Nos. 333-212467 and 811-23168); (iii) the annual report of the Interval Fund for the fiscal year ended September 30, 2017 (SEC Registration No. 811-23168) and (iv) the semi-annual report of the Interval Fund for the six months ended March 31, 2018 (SEC Registration No. 811-23168). Copies of any of these documents and any subsequently released annual or semi-annual reports for the Interval Fund may be obtained, without charge, by calling 888-564-4517, or on the Internet at http://www.riverparkfunds.com.

2.	In the third answer of the Questions & Answers, please confirm that the valuation policies and procedures for the Interval Fund and the New fund are the same and revise the disclosure accordingly.

RESPONSE: The Fund hereby confirms that the valuation and procedures are the same. The Fund has revised the disclosure as follows:

Shares of the Interval Fund will be exchanged for an equal number of Reorganization Shares.

3.	In the Questions & Answers, via correspondence to the Staff please confirm that the expense ratio are anticipated to be the same for the Interval Fund and the New Fund or, to the extent they are or will be different disclose in the Answer to the Question the difference and the reason for the change in the expenses.

RESPONSE:  The Fund hereby confirms that expense ratios for the Interval Fund and the New Fund are anticipated to be the same.

4.	In the Questions & Answers, please confirm who will bear the expenses of the Reorganization and state that the Adviser will pay all costs whether or not the Reorganization is consummated. Also, please see comment number 14 below which relates to page 12, Section 9.1 of the Agreement and Plan of Reorganization and which appears to be in conflict with the answer to the question and correct whichever is incorrect.

RESPONSE:  The Fund hereby confirms that the Adviser will bear the expenses of the reorganization, whether or not the reorganization is consummated. The Fund has revised the disclosure as follows:

RiverPark will pay all costs relating to the proposed Reorganization, including the costs relating to the Special Meeting and the Proxy Statement, as described in the Reorganization Agreement, whether or not the Reorganization is consummated.

5.	In the Questions & Answers, please clarify that there will be no repositioning and no related costs will be incurred as a result.

RESPONSE:  The Fund has revised the disclosure as follows:

There will not be any repositioning costs for the New Fund in connection with the Reorganization.

6.	In the last bullet point under the Summary section, please clarify if this is net or gross expenses.

RESPONSE:  The Fund has revised the disclosure as follows:

The net and gross expense ratios of shares of the New Fund are expected to be the same as the net and gross expense ratios of shares of the Interval Fund.

7.	Via correspondence, please confirm that there is no need to dispose of any of the Interval Fund’s securities to meet the 15% liquidity rule.

RESPONSE:  The Fund hereby confirms that there will be no need to dispose of any securities to meet the 15% liquidity rule.

8.	In the Fee Table, via correspondence please confirm that the fees used to create the Fee Table were based on current fees as required under Item 3 of Form N-14.

RESPONSE:  The Fund hereby confirms that the fees used to create the Fee Table are current fees as required by Item 3 of Form N-14.

9.	In the Fees and Expenses section, please delete the retail shares column.

RESPONSE:  The Fund has deleted the retail shares column as requested by the Staff.

10.	In footnotes (3) and (4) of the Fee Table, please disclose that the limitation is in effect for at least a year from the effective date of the N-14 Please also clarify the language to indicate that the recapture provision is permitted as long as the expense limit was in effect at the time of the waiver or at the time of the reimbursement and whether the carryover for previously waived expenses was included in the estimate of expenses in the fee table. Via correspondence, please confirm that the expenses did not include any amount that was recaptured or disclose them if this is not the case.

RESPONSE:  The Fund hereby confirms that the Interval Fund’s expenses did not include any amount that was recaptured under the Fund’s expense limitation agreement. The Fund has revised the disclosure as follows:

(3)	RiverPark has agreed contractually to waive its fees and to absorb expenses of the Interval Fund to the extent necessary to ensure that ordinary operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed certain percentages of the Interval Fund’s average net assets. The Interval Fund has agreed to repay RiverPark in the amount of any fees waived and expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the reimbursement to be exceeded. The expense limitation for the Interval Fund, expressed as a percentage of average net assets, is 1.00%.

(4)	RiverPark has agreed contractually to waive its fees and to absorb expenses of the New Fund to the extent necessary to ensure that ordinary operating expenses of each class (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed certain percentages of the New Fund’s average net assets. The New Fund has agreed to repay RiverPark in the amount of any fees waived and expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the reimbursement to be exceeded. The expense limitation for the Institutional Class of the New Fund, expressed as a percentage of net assets, is 1.00%. This expense limitation agreement will remain in place for at least one year from the date hereof.

11.	In the Performance of the Interval Fund Section, please revise the language as the reference to the accounting survivor should be to the Interval Fund and not the New Fund.

RESPONSE:  The Fund has revised the references to indicate that the accounting survivor is the Interval Fund in response to the Staff’s comment.

12.	Throughout the disclosure, please clean up any references to this being a tax-free Reorganization.

RESPONSE:  The Fund has revised the disclosure to remove references to the Reorganization being tax-free.

13.	In the Financial Highlights section, please note the incorporation by reference of the Semi-Annual Report to Shareholders for the six months ended March 31, 2018.

RESPONSE:  The Fund has revised the disclosure as follows:

The Interval Fund’s most recent annual report and its most recent semi-annual report for the six months ended March 31, 2018 are incorporated by reference into the Reorganization SAI and available upon request.

14.	In the Plan of Reorganization in Section 9.1 there is a reference to RiverPark being responsible for some but not all of the expenses with the Funds paying some. Please note this in connection with comment 4 above and make the appropriate corrections so they are in agreement.

RESPONSE:  The Fund has revised Section 9.1 of the Plan of Reorganization as follows:

The parties acknowledge that RiverPark will bear and pay all expenses relating to the Reorganization, whether or not the Reorganization is consummated (and not in contravention of the guidelines set forth in Revenue Rule 73-54, 1973-1 C.B. 187).

15.	In the Plan of Reorganization on the signature page, please add an acknowledgement by the Adviser with respect to Section 9 only because Adviser is responsible for the payment of all expenses.

RESPONSE:  The Fund has added the following acknowledgment to the signature page of the Plan of Reorganization:

ACKNOWLEDGED AND AGREED TO

(only with respect to Section 9)

RIVERPARK ADVISERS, LLC

By:
Name:
Title:

16.	In the Table of Contents under Financial Statements, please add the incorporation by reference of the Semi-Annual Report to Shareholders for the six months ended March 31, 2018. Also, please note in this section it states that the Interval Fund is the accounting survivor not the New Fund as is otherwise stated on page 17 of the proxy.

RESPONSE:  The Fund has added the following disclosure:

This Reorganization SAI incorporates by reference the annual report of the Interval Fund for the fiscal year ended September 30, 2017, filed with the SEC on December 8, 2017 (SEC Registration No. 811-23168) and the semi-annual report of the Interval Fund for the six months ended March 31, 2018, filed with the SEC on May 29, 2018 (SEC Registration No. 811-23168).

*********************

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the pre-effective amendment to Form N-14 to be filed on October 10, 2018.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5436.

Sincerely,

/s/ Elena Jacque Elena Jacque

EXHIBIT A

RIVERPARK FLOTAING RATE CMBS FUND

PROXY CARD FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [_____], 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of RiverPark Floating Rate CMBS Fund (the "RiverPark Fund") hereby constitutes and appoints Morty Schaja and Paul Genova, or any of them, the action of a majority of them voting to be controlling, as proxy of the undersigned, with full power of substitution, to vote all shares of beneficial interest of the RiverPark Fund standing in his or her name on the books of the RiverPark Fund at the Special Meeting of Shareholders of the RiverPark Fund to be held at [ADDRESS], on [____], 2018 at [____] a.m., Eastern Time, or at any adjournment thereof, with all the powers which the undersigned would possess if personally present, as designated on the reverse hereof.

The undersigned hereby revokes any proxy previously given and instructs the said proxies to vote in accordance with the instructions with respect to (1) to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the RiverPark Floating Rate CMBS Fund, a newly created series of the RiverPark Funds Trust (the “New Fund”), in exchange for shares of the New Fund, which would be distributed by the RiverPark Fund to the holders of its shares pro rata, based on the number of RiverPark Fund shares held, in complete liquidation of the RiverPark Fund; and (2) to transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the shareholder. If no such direction is made, the said proxies will vote FOR Proposal 1, and in their discretion with respect to such other matters as may properly come before the Special Meeting of Shareholders, in the interest of the RiverPark Fund.

(Continued and to be dated and signed on reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

RIVERPARK FLOATING RATE CMBS FUND

[_____], 2018

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" PROPOSAL 1 (THE APPROVAL OF THE PROPOSED MERGER OF THE RIVERPARK FUND WITH AND INTO THE NEW FUND) AND "FOR" PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.   to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the RiverPark Floating Rate CMBS Fund, a newly created series of the RiverPark Funds Trust (the “New Fund”), in exchange for shares of the New Fund, which would be distributed by the RiverPark Fund to the holders of its shares pro rata, based on the number of RiverPark Fund shares held, in complete liquidation of the RiverPark Fund.

FOR	AGAINST	ABSTAIN
/ /	/ /	/ /

2.	To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

FOR	AGAINST	ABSTAIN
/ /	/ /	/ /

Your proxy is important to assure a quorum at the Special Meeting of Shareholders, whether or not you plan to attend the meeting in person. You may revoke this proxy at anytime, and the giving of it will not affect your right to attend the Special Meeting of Shareholders and vote in person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGNATURE OF SHAREHOLDER	DATE

SIGNATURE OF SHAREHOLDER	DATE

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.